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                            October 5, 2023

       Daniel Webb
       Chief Executive Officer/Chief Financial Officer
       Worldwide Webb Acquisition Corp.
       770 E Technology Way F13-16
       Orem, UT 84097

                                                        Re: Worldwide Webb
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed September 13,
2023
                                                            File No. 333-271894

       Dear Daniel Webb:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 1, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4, Filed September 13, 2023

       Question and Answers for Shareholders of WWAC
       What will the corporate structure of ATI be Following the Business Combination, page 10

   1. You state in the response to comment 2 ATI will control AARK after the amalgamation because ATI will select
two of the three board members of AARK, with such two
                                                        directors selected only
from the four independent directors of ATI. In view of the Sole
                                                        Shareholder's majority
ownership of AARK, explain to us and disclose as appropriate if there are any
circumstances in which the Sole Shareholder can override any decisions of the AARK board and
institute decisions of its own. Also, from your disclosures it appears six of the seven
members of ATI's board will be associated with or designated by AARK.
                                                        In view of this, the
management of Aeries (controlled subsidiary of AARK) will be the management of ATI, and
the association of the Class V holder to the Sole Shareholder, clarify for us and in
your disclosures how ATI controls AARK.
 Daniel Webb
FirstName
WorldwideLastNameDaniel    Webb
            Webb Acquisition Corp.
Comapany
October    NameWorldwide Webb Acquisition Corp.
        5, 2023
October
Page 2 5, 2023 Page 2
FirstName LastName




Summary of the Proxy Statement/Prospectus
Company Overview, page 30

2. Please provide a reconciliation of the non-GAAP measure "EBITDA" to the comparable
         GAAP measure for each period "EBITDA margin" is presented relative to your actual results, including the one for Aeries on page 210. Additionally, show how EBITDA margin is computed for each period.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 152

3. Please show how the respective percentage ownership interests in AARK under each redemption scenario is computed, including any associated assumptions. If this computation is already presented, provide a cross reference.
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Year Ended December 31, 2022, page 162

4. The amount of the pro forma adjustments for (dd) assuming minimum redemptions is
         869. In the prior filing the amount was 4,608. Please tell us how each amount was determined and reconcile the difference for us. Also, explain to us the variance in this adjustment between the three months interim period in the prior filing and the six months interim period in the present filing.
Information about Aeries
Innovation Labs, page 202

5. We note that the ESG and Cyber Intelligence platforms are in "advanced stages of prototyping." Please revise to state when you expect such platforms to be formally implemented and the amount of funds required to reach such point and, if you do not know, please state as much.
Aeries' Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 211

6. Please provide a discussion of your results for the year ended March 31, 2023 versus year ended March 31, 2022. Refer to Item 303(b) of Regulation S-K.
Three Months Ended June 30, 2023 versus Three Months Ended June 30, 2022 Gross Proft, page 213

7. Please explain the decrease in the gross profit as a percentage of revenue for 2023 compared 2022.
 Daniel Webb
Worldwide Webb Acquisition Corp.
October 5, 2023
Page 3
Beneficial Ownership of Securities, page 240

8.    We note your response to comment 1 and your new disclosure that the Class
V
      Shareholder has a sufficient "business relationship" with the Sole Shareholder as to vote in a manner aligned with the interests of the Sole Shareholder. Please revise your beneficial ownership table to clearly indicate the name of the Sole Shareholder and the natural person with dispositive voting power for the Class V Shareholder. Also disclose whether the Class V Shareholder and/or such natural person is your affiliate or related party, and the nature of your business relationship. Refer to Items 403 and 404 of Regulation S-K.
       Please contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                            Sincerely,
FirstName LastNameDaniel Webb
                                                            Division of
Corporation Finance
Comapany NameWorldwide Webb Acquisition Corp.
                                                            Office of Trade &
Services
October 5, 2023 Page 3
cc:       Lance Hancock
FirstName LastName